UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Odonate Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

676079106
(CUSIP Number)

Odonate Holdings, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 676079106	13D	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Odonate Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,085,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,085,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,085,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14	Type of Reporting Person OO

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.01 (the “Common Stock”), of Odonate Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4747 Executive Drive, Suite 510, San Diego, CA 92121.

Item 2. Identity and Background

This Statement is being filed on behalf of Odonate Holdings, LLC (the “Reporting Person”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Information Regarding Each Reporting Person

The business address of Odonate Holdings, LLC is:

4747 Executive Drive, Suite 510
San Diego, CA 92121

Odonate Holdings, LLC is a manager-managed limited liability company with a board of directors. Odonate Holdings, LLC is a holding company without operations that was formed for the purpose of holding record title to certain shares of the Issuer’s Common Stock. Such shares are those underlying the outstanding incentive units previously granted to employees, officers, directors and consultants of the Issuer by Odonate Management Holdings, LLC.

The name, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

Information Regarding Legal Proceedings

To the knowledge of the Reporting Person, no individual or entity identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Odonate Holdings, LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 3,085,687 shares of the Issuer’s Common Stock when, prior to the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation, members of the Issuer contributed their membership units to the Reporting Person. No monetary consideration was paid in connection with the contribution.

Item 4. Purpose of Transaction

Odonate Holdings, LLC is a holding company without operations that was formed for the purpose of holding record title to certain shares of the Issuer’s Common Stock. Such shares are those underlying the outstanding incentive units previously granted to employees, officers, directors and consultants of the Issuer by Odonate Management Holdings, LLC. The purpose of the acquisition of the shares of the Issuer’s Common Stock is for investment, and the acquisitions of such stock were made in the ordinary course of the Reporting Person’s business and were not made for the purpose of acquiring control of the Issuer. Except as set forth herein, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the Statement.

Item 5. Interest in Securities of the Issuer.

(a)           Amount beneficially owned and percentage of class:

Odonate Holdings, LLC	3,085,687 shares, representing 11.5% of the class

Odonate Holdings, LLC is the beneficial owner of 3,085,687 shares of the Issuer’s Common Stock. Subject to the arrangements described in Item 6 of this Statement, Odonate Holdings, LLC has granted: (i) the Issuer an irrevocable proxy directing the Issuer to vote the 2,931,402 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of Odonate Management Holdings, LLC, with such vote to be cast in the same proportion as the votes cast by other holders of the Issuer’s Common Stock; and (ii) Tang Capital Partners, LP ("TCP") an irrevocable proxy granting TCP the authority, at TCP's discretion, to vote the 154,285 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of TCP. Holdings disclaims beneficial ownership of all of the shares, as Holdings has no voting or dispositive control over the shares, and also has no pecuniary interest in the shares.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 3,085,687 shares

Sole power to dispose or direct the disposition: 0 shares

Shared power to dispose or direct the disposition: 3,085,687 shares

(c)	Other than the purchases described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock within the last 60 days.

(d)          N/A.

(e)          N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Odonate Holdings, LLC has granted: (i) the Issuer an irrevocable proxy directing the Issuer to vote the 2,931,402 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of Odonate Management Holdings, LLC, with such vote to be cast in the same proportion as the votes cast by other holders of the Issuer’s Common Stock; and (ii) TCP an irrevocable proxy granting TCP the authority, at TCP's discretion, to vote the 154,285 shares of the Issuer’s Common Stock held by Odonate Holdings, LLC for the benefit of TCP. The irrevocable proxy terminates upon the distribution of the shares subject to the irrevocable proxy to Tang Capital Partners, LP or Odonate Management Holdings, LLC, as applicable, or the written agreement of the parties. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is filed as Exhibit 1 hereto.

The board of directors of the Reporting Person is currently the same as the board of directors of the Issuer. The Reporting Person’s board of directors may delegate operational control over the Reporting Person to a committee consisting of the Chairman of the Compensation Committee of the Issuer, the Chief Executive Officer of the Reporting Person and the Chief Financial Officer of the Reporting Person.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Form of Irrevocable Proxy

*          *          *

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

December 18, 2017

Odonate Holdings, LLC

By:	/s/ John G. Lemkey
John G. Lemkey, Chief Financial Officer

ANNEX A

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is c/o Odonate Holdings, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. The present principal occupation or employment of each of the listed persons is set forth below

Name	Present Principal Occupation or Employment	Citizenship
Directors
Kevin C. Tang	Chief Executive Officer, Odonate Therapeutics, Inc. President, Tang Capital Management, LLC	United States
Jeff L. Vacirca	Chief Executive Officer and Managing Partner/Director of Clinical Research, New York Cancer Specialists	United States
Aaron I. Davis	Chief Executive Officer, Boxer Capital, LLC	United States
Craig A. Johnson	Director	United States
Robert H. Rosen	President, Heron Therapeutics, Inc.	United States
George F. Tidmarsh	President and Chief Executive Officer, La Jolla Pharmaceutical Company	United States
Executive Officers
Kevin C. Tang	Chief Executive Officer	United States
Robert D. Millham	Chief Operating Officer	United States
John G. Lemkey	Chief Financial Officer	United States

EXHIBIT 1

IRREVOCABLE PROXY

This Irrevocable Proxy (this “Proxy”), dated as of December 5, 2017 (the “Effective Date”), is granted by Odonate Holdings, LLC, a Delaware limited liability company (“Holdings”), to: (a) Odonate Therapeutics, Inc., a Delaware corporation (“Odonate”); and (b) Tang Capital Partners, LP, a Delaware limited partnership (“TCP”).

RECITALS:

WHEREAS, as of the Effective Date, Holdings is the record holder of a total of 3,085,687 shares of Odonate’s Common Stock, par value $0.01 per share (the “Common Stock”), of which: (a) 154,285 shares (the “TCP Shares”) are currently being held for the benefit of TCP; and (b) 2,931,402 shares (the “Incentive Shares”) are currently being held for the potential satisfaction of equity awards granted by Odonate Management Holdings, LLC (“Management Holdings”);

WHEREAS, Holdings wishes to grant a proxy to Odonate (with respect to voting of the Incentive Shares) and TCP (with respect to the voting of the TCP Shares), in each case in accordance with, and subject to, the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing, Holdings hereby agrees as follows:

1.          Grant of Proxies.

(a)          Holdings hereby appoints Odonate as Holdings’ attorney and proxy, solely to the extent of Holdings’ rights in the Incentive Shares, to vote the Incentive Shares on all matters submitted to Odonate’s stockholders. In voting the Incentive Shares pursuant to this proxy, Odonate shall be required to vote such shares in the same proportion as the votes cast by other holders of Odonate’s Common Stock (as determined by the inspector of elections at any given election). Except as set forth below, Holdings intends this proxy to be irrevocable and coupled with an interest.

(b)           Holdings hereby appoints TCP or its assigns as Holdings’ attorney and proxy, solely to the extent of the undersigned’s rights in the TCP Shares, to vote the TCP Shares in TCP’s sole and absolute discretion. Except as set forth below, Holdings intends this proxy to be irrevocable and coupled with an interest.

2.          Term and Termination. The proxies granted herein shall expire in whole or in part immediately and without further action on the part of Holdings, Odonate or TCP (collectively, the “Parties”) as follows: (a) with respect to that portion of the Incentive Shares or the TCP Shares that are distributed to Management Holdings or TCP, as applicable; and (b) upon written agreement of the Parties (as applicable, on a share-by-share basis, the “Expiration Date”).

3.          Miscellaneous.

(a)          Whenever possible, each provision of this Proxy will be interpreted in such manner as to be effective and valid under applicable law, provided that if any provision of this Proxy is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Proxy will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b)          This Proxy shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(c)          Holdings hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

(d)          Notwithstanding anything contained herein to the contrary, this proxy shall automatically terminate upon the Expiration Date.

*   *   *   *   *

IN WITNESS WHEREOF, the undersigned have executed this Proxy on the date set forth above.

ODONATE HOLDINGS, LLC

By:	/s/ John G. Lemkey
	Name:	John G. Lemkey
	Title:	Chief Financial Officer

ODONATE THERAPEUTICS, INC.

By:	/s/ John G. Lemkey
	Name:	John G. Lemkey
	Title:	Chief Financial Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin C. Tang
	Name:	Kevin C. Tang
	Title:	Manager
Tang Capital Management, LLC, General Partner